2300 N Street, N.W. Washington, D.C. 20037-1128	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com
August 30, 2005

By Facsimile	Sylvia M. Mahaffey 202.663.8027
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charito A. Mittelman
                 Staff Attorney
Ladies and Gentlemen:

Re:	Capital Automotive REIT Comment Relating to Amendment to Registration Statement on Form S-3/A filed August 23, 2005 File No. 333-126814
Ladies and Gentlemen:
     On behalf of Capital Automotive REIT (the “Company”), we are submitting this letter in response to the Staff’s comment communicated to Damon Colbert of this office on August 26, 2005, relating to the Company’s Registration Statement on Form S-3/A filed on August 23, 2005.
     The Staff’s comment requested that the Company include in the selling shareholder table set forth on Page 42 of the Form S-3/A, under the column reflecting the number of common shares of the Company beneficially owned by each selling shareholder, the number of common shares issuable upon redemption of the selling shareholder’s units of limited partnership interest in the Company’s operating partnership and the corresponding percentage of the Company’s outstanding common shares represented by those shares.
     The Company has revised the selling shareholder table as requested in order to include the requested information, and two copies of the revised table, one of which has been marked to reflect changes from the table as set forth in the Form S-3/A, is attached to this letter. Please note that, other than the inclusion in the table of the number of common shares issuable to each selling shareholder upon redemption of that shareholder’s units and the re-ordering of the notes to the table to reflect this addition, the only substantive changes from the Form S-3/A as filed on August 23, 2005, are the addition of the first and last

Division of Corporation Finance
August 30, 2005

sentences in Note 1 to the table. Those sentences simply explain that the number of common shares beneficially owned prior to the offering represents the number of units redeemable for common shares on a one-for-one basis unless the Company elects to redeem the units for cash.

     After you have had an opportunity to review and consider the attached modification of the selling shareholder table, please let me know if you have any additional questions or comments. I understand that, at that time, we also will be able to discuss the approach that the Company should use to incorporate these changes into its registration statement.
     Thank you very much for your consideration of these matters. I can be reached by telephone at 202.663.8027, by facsimile at 202.663.8028 (or 202.663.8007), or by e-mail at sylvia.mahaffey@pillsburylaw.com. In my absence, please do not hesitate to contact my colleague, Damon Colbert, by telephone at 202.663.8579 or by facsimile at 202.663.8007.
     Thank you again for your courtesy and cooperation in this matter.
Sincerely,
/s/ Sylvia M. Mahaffey
Sylvia M. Mahaffey
Attachments
cc: Damon Colbert, Esq. (w/att.)

     The following table lists the selling shareholders, ~~and~~ the number of common shares that would be issued ~~and could be resold~~ if the units they hold were redeemed for common shares and the number of common shares that could be resold in this offering. We are registering our common shares under registration rights granted to such holders in the Partnership Agreement.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering			After the Offering ~~(1)~~
	Number of			Number of
	Shares		Number of	Shares
Name of Selling	Beneficially		Shares Being	Beneficially
Shareholder	Owned(1)	Percent(2)	Offered(3)~~(4)~~	Owned(4)	Percent(2)(4)
L.G.S. Autonation, LLC	170,068 ~~0~~	* ~~0%~~	170,068	0	0%
David D. Smith	90,729 ~~0~~	* ~~0%~~	90,729	0	0%
S. Fader Family, LLC	90,728 ~~0~~	* ~~0%~~	90,728	0	0%

			351,525

*	Less than 1%.

~~1~~	~~Assuming the sale of all of the shares being offered under this registration statement.~~

(~~2~~1)	The number of common shares beneficially owned prior to the offering represents units of limited partnership interest in the Partnership that are redeemable for our common shares, subject to certain exceptions, on a one-for-one basis. [Note: The following sentence was moved from Notes 3 and 4 of Form S-3/A filed on August 23, 2005.] All of the 351,525 units to which these common shares relate were issued on June 30, 2004 and became eligible for redemption on July 31, 2005. Alternatively, the units are redeemable, at our option, for cash.

(2)	Based upon ~~46,173,833~~ 46,453,944 common shares outstanding as of ~~June 30~~ August 29, 2005.

(3)	Assumes our redemption of all of the units held by the selling shareholder for common shares on a one-for-one basis. The number of common shares that we could issue to the holders of units on redemption will be adjusted in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary transactions and similar events. ~~All of the 351,525 units became eligible for redemption on July 31, 2005.~~

~~(5)~~	~~The units to which these common shares relate were issued on June 30, 2004.~~

(4)	Assuming the sale of all of the shares being offered under this registration statement. [Note: The preceding sentence was moved from Note 1 of Form S-3/A filed on August 23, 2005.]

     The following table lists the selling shareholders, the number of common shares that would be issued if the units they hold were redeemed for common shares and the number of common shares that could be resold in this offering. We are registering our common shares under registration rights granted to such holders in the Partnership Agreement.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering			After the Offering
	Number of			Number of
	Shares		Number of	Shares
Name of Selling	Beneficially		Shares Being	Beneficially
Shareholder	Owned(1)	Percent(2)	Offered(3)	Owned(4)	Percent(2)(4)
L.G.S. Autonation, LLC	170,068	*	170,068	0	0%
David D. Smith	90,729	*	90,729	0	0%
S. Fader Family, LLC	90,728	*	90,728	0	0%

			351,525

*	Less than 1%.

(1)	The number of common shares beneficially owned prior to the offering and being offered pursuant to this prospectus represents units of limited partnership interest in the Partnership that are redeemable for our common shares, subject to certain exceptions, on a one-for-one basis. All of the 351,525 units to which these common shares relate were issued on June 30, 2004 and became eligible for redemption on July 31, 2005. Alternatively, the units are redeemable, at our option, for cash.

(2)	Based upon 46,453,994 common shares outstanding as of August 29, 2005.

(3)	Assumes our redemption of all of the units held by the selling shareholder for common shares on a one-for-one basis. The number of common shares that we could issue to the holders of units on redemption will be adjusted in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary transactions and similar events.

(4)	Assuming the sale of all of the shares being offered under this registration statement.